Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com

May 5, 2005	direct dial 404 815 6587 direct fax 404 541 3186 REaddy@KilpatrickStockton.com

VIA EDGAR

COPY VIA UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
Attention: John Cash, Accounting Branch Chief

Re:	Response to the Staff’s Follow-up Comment on Industrial Distribution Group, Inc., Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004, File No. 1-13195.

Dear Sirs:

At the request and on behalf of our client, Industrial Distribution Group, Inc. (“IDG” or the “Company”), we provide below the Company’s response to the Staff’s follow-up comment in its letter dated April 22, 2005, with respect to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004. A copy of this letter is being sent to the Staff by overnight delivery.

Comment:

We note your responses to our prior comment eight. Please consider revising your disclosure in your business section and management’s discussion and analysis to better describe the actual activity of your service revenue. The disclosure as it currently stands may indicate to a reader that service revenue is a more material aspect of the business than it actually is. Supplementally, confirm to us your intentions in this regard.

Response:

We will consider revisions as requested by the Staff to our narrative disclosures in the business and MD&A sections of our future filings.

Securities and Exchange Commission
Attn: John Cash, Accounting Branch Chief
May 5, 2005

In making such revisions, we will ensure that investors have the information necessary to distinguish between our service revenue activity and our overall FPS sales activities. Our FPS sales activities, as reflected in our current disclosures, are part of our principal strategic focus, and we expect to continue to highlight that focus in our future disclosures. In doing so, however, we will point out more clearly that our revenue for services activity - whether or not a part of our overall FPS sales strategy - is not the principal or a material focus of our operations or business strategy.

The Staff is requested to direct any questions regarding the response made in this letter to the undersigned at (404) 815-6587 or to Michael Coppock at (404) 815-6238.

Thank you very much for your consideration in this matter.

Very truly yours,

/s/ W. Randy Eaddy
W. Randy Eaddy

Cc:	Mr. Jack P. Healey Senior Vice President and Chief Financial Officer Industrial Distribution Group, Inc Michael B. Coppock, Esq
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